Tidal Trust II

234 West Florida Street, Suite 203

Milwaukee, WI 53204

February 13, 2024

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission (the “Commission”)

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re: Tidal Trust II (the “Trust”)

File Nos. 333-264478, 811-23793

Request for Withdrawal of Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A

Dear Madam or Sir:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests the withdrawal of Post-Effective Amendment No. 5 (the “Amendment”) to the Trust’s Registration Statement Filed on Form N-1A, which was filed with the Securities and Exchange Commission (Accession No. 0001387131-22-009293) on August 29, 2022, for the purpose of, inter alia, registering shares of the REX Short MSTR ETF, REX Short COIN ETF, REX Short GME ETF, REX Short AMC ETF, REX Short PTON ETF, REX Short TLRY ETF, REX Short NKLA ETF, REX Short HOOD ETF, REX Short BYND ETF and REX Short PENN ETF (the “Funds”) as a new series of the Trust.

The Amendment was originally scheduled to become effective November 12, 2022. However, the following additional Post-Effective Amendments (collectively, the “Delaying Amendments”) were filed for designating a later date upon which the Amendment would have become effective:

●	Post-Effective Amendment No. 26 (filed on November 14, 2022, Accession No. 0001387131-22-011319);
●	Post-Effective Amendment No. 37 (filed on November 30, 2022, Accession No. 0001387131-22-011978);
●	Post-Effective Amendment No. 40 (filed on December 14, 2022, Accession No. 0001387131-22-012409);
●	Post-Effective Amendment No. 47 (filed on January 9, 2023, Accession No. 0001387131-23-000161);
●	Post-Effective Amendment No. 49 (filed on January 18, 2023, Accession No. 0001387131-23-000395);
●	Post-Effective Amendment No. 54 (filed on January 26, 2023, Accession No. 0001387131-23-000733);
●	Post-Effective Amendment No. 58 (filed on February 16, 2023, Accession No. 0001839882-23-004005);
●	Post-Effective Amendment No. 63 (filed on March 2, 2023, Accession No. 0001839882-23-005851);
●	Post-Effective Amendment No. 65 (filed on March 16, 2023, Accession No. 0001387131-23-003482);
●	Post-Effective Amendment No. 70 (filed on March 31, 2023, Accession No. 0001387131-23-004215);
●	Post-Effective Amendment No. 78 (filed on April 13, 2023, Accession No. 0001839882-23-009540);
●	Post-Effective Amendment No. 82 (filed on April 27, 2023, Accession No. 0001387131-23-005540);
●	Post-Effective Amendment No. 92 (filed on May 25, 2023, Accession No. 0001387131-23-006870);

●	Post-Effective Amendment No. 100 (filed on June 22, 2023, Accession No. 0001387131-23-007712);
●	Post-Effective Amendment No. 105 (filed on July 20, 2023, Accession No. 0001387131-23-008519);
●	Post-Effective Amendment No. 113 (filed on August 17, 2023, Accession No. 0001387131-23-009928);
●	Post-Effective Amendment No. 116 (filed on August 22, 2023, Accession No. 0001387131-23-010044);
●	Post-Effective Amendment No. 120 (filed on August 31, 2023, Accession No. 0001387131-23-010663);
●	Post-Effective Amendment No. 122 (filed on September 7, 2023, Accession No. 0001387131-23-010912);
●	Post-Effective Amendment No. 127 (filed on September 21, 2023, Accession No. 0001387131-23-011428);
●	Post-Effective Amendment No. 128 (filed on October 5, 2023, Accession No. 0001387131-23-011933);
●	Post-Effective Amendment No. 132 (filed on November 1, 2023, Accession No. 0001839882-23-029255);
●	Post-Effective Amendment No. 141 (filed on November 28, 2023, Accession No. 0001999371-23-000589);
●	Post-Effective Amendment No. 148 (filed on December 21, 2023, Accession No. 0001839882-23-034326); and
●	Post-Effective Amendment No. 158 (filed on January 24, 2024, Accession No. 0001999371-24-000760).

As a result, pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests the withdrawal of each of the Delaying Amendments (solely with respect to the Funds.)

The withdrawal of the Amendment relates solely to the listed Funds. No securities were sold in connection with the Amendment. The Trust has determined not to proceed with the offering of these particular series of the Trust at this time.

If you have any questions or require further information, please contact Michael Pellegrino at (844) 986-7700 (Extension 746) or mpellegrino@tidalfg.

Sincerely,

/s/ Michael Pellegrino

Michael Pellegrino

General Counsel

Tidal Investments LLC